Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of MagneGas Applied Technology Solutions, Inc. (f/k/a MagneGas Corporation) on Form S-3 of our report which includes an explanatory paragraph as to the Company’s ability to continue as a going concern dated April 13, 2018, with respect to our audits of the consolidated financial statements of MagneGas Applied Technology Solutions, Inc. as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 appearing in the Annual Report on Form 10-K of MagneGas Applied Technology Solutions, Inc. for the year ended December 31, 2017. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP

New York, NY

October 29, 2018